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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549
                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


[X] Form 10-K [ ] Form 20-F [ ] Form 11-k [ ] Form 10-Q [ ] Form N-SAR For Period Ended: September 30, 1995
                   ---------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:  _________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
____________________________________________________________________________

PART I - REGISTRANT INFORMATION
____________________________________________________________________________

AGTSPORTS, INC.
6890 SOUTH TUCSON WAY, SUITE 200
ENGLEWOOD, COLORADO 80112
COMMISSION FILE NUMBER: 0-21914
____________________________________________________________________________

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and
(c) The accountant's statement required by Rule 12b-25(C) has been attached as applicable.
____________________________________________________________________________


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PART III - NARRATIVE

As of the fiscal year end of September 30, 1995 the Registrant has two wholly owned subsidiaries which are foreign corporations. The Registrant requests additionally time to complete its audit and that of its foreign subsidiaries to allow a timely and accurate filing of its annual report on Form 10-KSB.
____________________________________________________________________________

PART IV - OTHER INFORMATION

(1) T. Alan Walls                               (615) 434-2220

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

                                                    [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ] Yes   [X] No
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 ..................................................

                               AGTSPORTS, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 27, 1995              By:    /s/ T. Alan Walls
                                      Title: President


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December 27, 1995




Mr. T. Alan Walls, President
AGTsports, Inc.
6890 South Tucson Way, Suite 200
Englewood, CO 80112

Dear Mr. Walls:

Your have furnished to us a copy of your "Notification of Late Filing" on Form 12b-25, dated December 27, 1995.

We are in agreement with the comments made under Part III of the Form with respect to the reasons why the Company is unable to furnish the Form 10-KSB Annual Report on or before the date the Form 10-KSB of AGTsports, Inc. for the year ended September 30, 1995 is required to be filed.

Sincerely,

DAVIS & CO., CPAs, P.C.

/s/ CAROL A. DAVIS

Carol A. Davis
Certified Public Accountant

CAD/sek